FIRST NLC FINANCIAL SERVICES, INC.

700 West Hillsboro Boulevard, Building 1

Deerfield Beach, Florida 33441

January 12, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, NW

Washington, DC 20549

Attention: Barry McCarty

Re:	First NLC Financial Services, Inc.

Registration Statement on Form S-1 (No. 333-113729)

Dear Mr. McCarty:

In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended, First NLC Financial Services, Inc. (the “Company”), hereby requests withdrawal of its Registration Statement on Form S-1, together with all exhibits and amendments thereto (the “Registration Statement”) (File No. 333-113729), originally filed with the Securities and Exchange Commission (the “Commission”) on March 19, 2004. The Registration Statement was not declared effective by the Commission, and no securities were sold pursuant to the Registration Statement. In addition, the Company hereby requests the immediate withdrawal of its Registration Statement on Form 8-A filed with the Commission pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended, on May 7, 2004.

The Registration Statement is being withdrawn on the grounds that the Company’s parent company, NLC Financial Services, LLC (“NLC”) and the members of NLC have entered into a definitive securities purchase agreement pursuant to which the members of NLC have agreed to sell all of the outstanding membership interests of NLC to the purchaser and, therefore, NLC does not desire to proceed with the proposed offering of the securities of its subsidiary, the Company. Accordingly, the Company requests an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. If you have any questions regarding the foregoing application for withdrawal, please contact David A. Gerson of Morgan, Lewis & Bockius LLP, legal counsel to the Company in connection with the Registration Statement, at (412) 560-3300.

FIRST NLC FINANCIAL SERVICES, INC.

By:	/s/ Neal S. Henschel
Name: Title:	Neal S. Henschel Chief Executive Officer